

July 6, 2023

James C. Kerr
Chief Financial Officer
The Gorman-Rupp Company
600 South Airport Road
Mansfield, Ohio 44903

> **Re: The Gorman-Rupp Company**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 8, 2023**
> **Response dated June 26, 2023**
> **File No. 001-06747**

Dear James C. Kerr:

We have reviewed your June 26, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2023 letter.

Form 10-K for the Fiscal Year ended December 31, 2022

Properties, page 11

1. We note that you proposed revisions that include the square footage, principal use, and markets served for various facilities in response to prior comment one, in which we advised of the requirements to disclose information that will reasonably inform investors as to the suitability, adequacy, productive capacity, and extent of utilization of your facilities, although your revisions do not include details of capacity and utilization.

    We continue to believe that you will need to provide such details to comply with Instruction 1 to Item 102 of Regulation S-K Please submit the revisions that you propose to address these concerns. We reissue prior comment one.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 17</u>

2.   We note that you have agreed to provide incremental disclosures in future filings in response to prior comment three, including a tabulation showing eight categories of revenue, information "regarding the reasons" for revenue fluctuations, describing and "to the extent possible" quantifying material reasons for changes, and indicating the extent to which fluctuations are attributable to changes in prices, changes in the volume or amount of goods sold or to the introduction of new products.

You also mention several types of information that may be encompassed within such disclosures "to the extent possible" although you have not explained how the disclosures in your annual report would need to change to comply with these requirements.

We continue to believe that you should include quantification of the volumes of products sold in the various markets identified for each period and disclose the extent to which material changes in net sales are attributable to changes in prices or to changes in the volume or the amount of goods or services being sold.

Please submit the specific disclosure revisions that you believe would fully address the requirements in Item 303(b)(2) of Regulation S-K, with regard to the information that pertains to the periods covered by your annual and subsequent interim report. It should be clear how you quantify, compare and evaluate the volume of products that are being produced and sold each period. We reissue prior comment three.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Karl Hiller, Branch Chief, at (202) 551- 3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation